Leonard Hagan
650 Thomas Avenue
Baldwin, NY 11510

April 8, 2016

4Net Software, Inc.
31248 Oak Crest Drive, Suite 110
Westlake Village, California 91361
Attn: Board of Directors of 4Net Software Inc.

Dear Sirs,

Effective April 8, 2016 I am resigning from the Board of Directors 4net Software Inc. I am truly thankful for the opportunity to serve 4net Software Inc. for the past 16 years.

Sincerely,

Leonard Hagan